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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ---------------

                                 SCHEDULE 13D
                                (RULE 13d-101)

     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
              AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                             (AMENDMENT NO. 1)(1)

                                 GADZOOKS, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                          Common Stock, Par Value $.01
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  362553109000
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                                (CUSIP Number)

                               Harold E. Berritt
                            Greenberg Traurig, P.A.
                              1221 Brickell Avenue
                              Miami, Florida 33131
                                 (305) 579-0500
--------------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                 June 16, 1999
--------------------------------------------------------------------------------
           (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.




                        (Continued on following pages)



---------------
        (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              (Page 1 of 7 Pages)
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CUSIP NO.362553109000                  13D      PAGE   2      OF   7     PAGES
         ---------------------                       --------    --------

  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
               CLAIRE'S STORES, INC.
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [   ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
               Inapplicable
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
               DELAWARE
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER               579,500
  NUMBER OF
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER          579,500
 PERSON WITH
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER

                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               579,500
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [   ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               6.5%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*
               CO
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!


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CUSIP NO. 362553109000                                 SCHEDULE 13D                         PAGE 3 OF 7 PAGES
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PRELIMINARY STATEMENT

         This Amendment No. 1 amends the Schedule 13D filed by Claire's Stores, Inc. (the "Reporting Person") with the Securities and Exchange Commission on September 14, 1998 (the "Schedule 13D") relating to the common stock, par value $.01 per share (the "Common Stock"), of Gadzooks, Inc., a Texas corporation (the "Issuer"). Unless otherwise defined herein, all capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D.

         Item 2 is hereby amended as follows:

ITEM 2.  IDENTITY AND BACKGROUND

         (a), (b), (c) Information regarding the executive officers and directors of the Reporting Person is attached hereto as Annex A, which annex is hereby incorporated herein by reference.

         (d), (e)      To the best of the Reporting Person's knowledge, none of
the natural persons named on Annex A hereto, during the last five years, (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (2) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) To the best of the Reporting Person's knowledge, each of the natural persons named on Annex A hereto is a citizen of the United States of America.

         Item 4 is hereby amended as follows:

ITEM 4.  PURPOSE OF THE TRANSACTION

         The Reporting Person may from time to time dispose of shares of Common Stock owned by it in public and/or private transactions.

         Except as set forth herein, neither the Reporting Person nor, to the best of the Reporting Person's knowledge, any natural person named on Annex A hereto, has any present plans or proposals with respect to any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

         Item 5 is hereby amended as follows:

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) As of June 21, 1999, the Reporting Person was the beneficial owner of an aggregate of 579,500 shares of Common Stock, which constituted approximately 6.5% of the 8,896,736 shares of Common Stock outstanding as of June 11, 1999 (as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended May 1, 1999). To the best of the Reporting Person's knowledge, none of the natural persons named on Annex A hereto beneficially own any shares of Common Stock.

         (b) The Reporting Person possesses sole voting and sole dispositive power over the 579,500 shares of Common Stock.


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CUSIP NO. 362553109000                                 SCHEDULE 13D                         PAGE 4 OF 7 PAGES
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         (c) All transactions in the Common Stock effectuated during the past 60 days by the Reporting Person, and, to the best of the Reporting Person's knowledge, by any natural person named in Annex A hereto, are described on Annex
B hereto and are hereby incorporated herein by reference. All such transactions were effectuated for cash in the over-the-counter market. Except as described in this paragraph (c), neither the Reporting Person, nor, to the best of the
Reporting Person's knowledge, any natural person named on Annex A hereto, has effectuated any transactions in the Common Stock during the past 60 days.

         (d) The Reporting Person has the sole right to receive or the sole power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by it.

         (e) Inapplicable.



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CUSIP NO. 362553109000                                 SCHEDULE 13D                         PAGE 5 OF 7 PAGES
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 22, 1999                      CLAIRE'S STORES, INC.



                                           By:  /s/ Ira D. Kaplan
                                              ----------------------------------
                                                Name: Ira D. Kaplan
                                                Title: Senior Vice President and
                                                       Chief Financial Officer



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CUSIP NO. 362553109000                                 SCHEDULE 13D                         PAGE 6 OF 7 PAGES
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                                     ANNEX A


            EXECUTIVE OFFICERS AND DIRECTORS OF THE REPORTING PERSON

         The names, business addresses, present positions and present principal occupations of the executive officers and directors of the Reporting Person are set forth below. Unless otherwise indicated, such executive officer's and director's business address is that of the Reporting Person. Each of the named individuals is a citizen of the United States of America.
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             NAME AND ADDRESS                                    PRESENT POSITION AND PRINCIPAL OCCUPATION
             ----------------                                    -----------------------------------------
             Rowland Schaefer                          President, Chief Executive Officer and Chairman of the Board
                                                       of Directors of the Reporting Person

             Ira D. Kaplan                             Director, Senior Vice President, Chief Financial Officer and
                                                       Treasurer of the Reporting Person

             Thomas A. Souza                           President and Chief Operating Officer of Claire's Boutiques,
             c/o Claire's Boutiques, Inc.              Inc., a wholly-owned subsidiary of the Reporting Person
             2500 West Central Road                    ("Claire's Boutiques")
             Hoffman Estates, Illinois  60195

             Marla L. Schaefer                         Vice Chairman of the Board of Directors of the Reporting
                                                       Person and Executive Vice President of Claire's Boutiques

             E. Bonnie Schaefer                        Vice Chareman of the Board of Directors of the Reporting
                                                       Person and Executive Vice President -- Real Estate of
                                                       Claire's Boutiques

             Bruce G. Miller                           Director of the Reporting Person; Senior Vice President --
             c/o Ryan Beck & Co.                       Corporate Finance of Ryan Beck & Co.
             80 Main Street
             West Orange, New Jersey 07052

             Irwin L. Kellner, Ph.D.                   Director of the Reporting Person; President of Kellner
             c/o Hofstra University                    Economic Advisors
             Hempstead, New York 11549

             Steven Tishman                            Director of the Reporting Person; Senior Managing
             c/o Bear Stearns & Co., Inc.              Director-Investment Banking Division of Bear Stearns & Co.,
             245 Park Avenue                           Inc.
             New York, New York 10167
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CUSIP NO. 362553109000                                 SCHEDULE 13D                         PAGE 7 OF 7 PAGES
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                                     ANNEX B

                  SCHEDULE OF TRANSACTIONS IN THE COMMON STOCK
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                                                           NATURE OF
           NAME                TRANSACTION DATE           TRANSACTION          QUANTITY       PRICE PER SHARE (1)
           ----                ----------------           -----------          --------       -------------------

  Claire's Stores, Inc.            06/11/99                  Sale                25,000              11.50
  Claire's Stores, Inc.            06/14/99                  Sale                25,000              11.25
  Claire's Stores, Inc.            06/15/99                  Sale                30,000              11.38
  Claire's Stores, Inc.            06/16/99                  Sale                40,000              11.73
  Claire's Stores, Inc.            06/17/99                  Sale                42,500              11.61
  Claire's Stores, Inc.            06/18/99                  Sale                45,000              11.56
  Claire's Stores, Inc.            06/18/99                  Sale                20,000              11.68
  Claire's Stores, Inc.            06/18/99                  Sale                15,000              11.68
  Claire's Stores, Inc.            06/18/99                  Sale                20,000              11.63
  Claire's Stores, Inc.            06/21/99                  Sale                25,000              12.38
  Claire's Stores, Inc.            06/21/99                  Sale                25,000              12.63
  Claire's Stores, Inc.            06/21/99                  Sale                50,000              12.38
  Claire's Stores, Inc.            06/21/99                  Sale                25,000              12.50
  Claire's Stores, Inc.            06/21/99                  Sale                50,000              12.38
  Claire's Stores, Inc.            06/21/99                  Sale                25,000              12.38
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(1)      Excludes brokerage commissions